Exhibit 99.3

        ISSN 1715-2690

Volume 1, number 2	July 27, 2006
AS AT MAY 31, 2006

May 2006 highlights

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The May 2006 budgetary balance shows revenue falling $793 million behind expenditure. As in April, this lag is due to proportionally weaker tax receipts early in the year mainly because of the payment of tax refunds claimed by individuals in their tax returns. Consequently, this difference between revenue and expenditure will disappear gradually in fiscal 2006-2007.

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The government's budgetary revenue totals $4.6 billion, of which $3.7 billion is from own-source revenue and $898 million from federal transfers. Budgetary revenue rose by $173 million (3.9%) compared with the same period last year.

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However, the government's budgetary expenditure amounts to $5.4 billion, up $302 million compared with May 2005.

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Of this amount, program spending accounts for $4.8 billion, a rise of $251 million (5.5%) compared with May 2005. This increase can be explained in particular by a change in the schedule of transfer payments to the health network.

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Debt service stands at $577 million, up $51 million compared with the same period last year.

SUMMARY OF CONSOLIDATED BUDGETARY TRANSACTIONS

(millions of dollars)	(Unaudited data)

	May		Cumulative		March 23, 2006 Budget
	2005[1]	2006	2005-2006[1]	2006-2007	2006-2007	Growth[2] %
Budgetary transactions of the Consolidated Revenue Fund
Own-source revenue	3 608	3 668	6 005	6 311	47 105	3.6
Federal transfers	785	898	1 564	1 783	10 796	8.3

Budgetary revenue	4 393	4 566	7 569	8 094	57 901	4.4
Program spending	-4 561	-4 812	-8 823	-9 170	-50 873	3.9
Debt service	-526	-577	-1 109	-1 110	-7 205	5.2

Budgetary expenditure	-5 087	-5 389	-9 932	-10 280	-58 078	4.1
Net results of consolidated organizations	31	30	48	55	177	- 48.1

Consolidated budgetary balance for the purposes of the Balanced Budget Act	-663	-793	-2 315	-2 131	0	—
Net results of the Generations Fund[3]	—	—	—	—	74	—

Consolidated budgetary balance	-663	-793	-2 315	-2 131	74	—

1
Monthly allocation of financial transactions based on best available data and estimates.

2
According to the 2006-2007 Budget.

3
The Generations Fund will go into operation on January 1, 2007.

Cumulative results as at May 31, 2006

Budgetary balance

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In keeping with the historical trend, the cumulative results for the first two months of the year show revenue falling behind expenditure.

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As at May 31, 2006, the $2.1-billion lag observed for 2006-2007 corresponds nonetheless to an improvement of $184 million in the budgetary balance compared with the results for last year.

Budgetary revenue

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The government's budgetary revenue for April and May 2006 stands at $8.1 billion.

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The government's own-source revenue amounts to $6.3 billion, an increase of $306 million or 5.1% compared with last year. To date, growth in own-source revenue exceeds the 3.6% forecast in the Budget of last March.

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The increase in own-source revenue is due in particular to the introduction of the Child Assistance measure, whose payments, which are applied against revenue from personal income tax, are made over the entire year rather than only once when income tax returns are filed, as was the case previously.1

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Federal transfers amount to $1.8 billion, up $219 million (14.0%) compared with the same period last year. This increase is attributable mainly to a rise in the amount and share of Québec's equalization entitlements in Canada and the increase in federal funding for health.

Budgetary expenditure

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Budgetary expenditure totals $10.3 billion as at May 31, 2006.

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Growth in program spending amounts to 3.9%, a rate identical to that forecast in the 2006-2007 Budget.

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Debt service is at a level similar to that observed in 2005.

Net financial requirements

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Net financial requirements encompass the budgetary balance and non-budgetary requirements. Non-budgetary requirements include in particular transactions relating to investments, loans and advances, fixed assets, retirement plans and the government's accounts receivable and payable.

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For the first two months of 2006-2007, net financial requirements are down $1.2 billion compared with the same period last year. Apart from the improvement in the budgetary balance, this progress stems especially from a return to a regular rate of deposit of sums owed to Revenue Québec, following the slowdown in such deposit in early fiscal 2005-2006 because of a labour dispute.

The refundable "Child Assistance" tax credit, introduced in 2005, replaced the non-refundable tax credit for dependent children and the tax reduction for families — two tax credits normally requested in tax returns — and the "Family Benefits" spending program.

CONSOLIDATED BUDGETARY AND FINANCIAL TRANSACTIONS

(millions of dollars)	(Unaudited data)

	May			Cumulative
	2005[1]	2006	Changes	2005-2006[1]	2006-2007	Changes
Budgetary transactions of the Consolidated Revenue Fund
Own-source revenue	3 608	3 668	60	6 005	6 311	306
Federal transfers	785	898	113	1 564	1 783	219

Budgetary revenue	4 393	4 566	173	7 569	8 094	525
Program spending	-4 561	-4 812	-251	-8 823	-9 170	-347
Debt service	-526	-577	-51	-1 109	-1 110	-1

Budgetary expenditure	-5 087	-5 389	-302	-9 932	-10 280	-348
Net results of consolidated organizations	31	30	-1	48	55	7

Consolidated budgetary balance	-663	-793	-130	-2 315	-2 131	184
Consolidated non-budgetary requirements	-290	463	753	-1 548	-575	973

Consolidated net financial requirements	-953	-330	623	-3 863	-2 706	1 157

1
Monthly allocation of financial transactions based on best available data and estimates.

CONSOLIDATED REVENUE FUND REVENUE

(millions of dollars)	(Unaudited data)

	May			Cumulative
Revenue by source	2005	2006	Changes %	2005-2006	2006-2007	Changes %
Own-source revenue excluding government enterprises
Income and property taxes
Personal income tax	1 362	1 362	—	1 505	1 819	20.9
Contributions to Health Services Fund	405	445	9.9	858	875	2.0
Corporate taxes	364	386	6.0	592	602	1.7
Consumption taxes	988	927	-6.2	1 941	1 911	-1.5
Other sources	218	235	7.8	461	486	5.4

Total own-source revenue excluding government enterprises	3 337	3 355	0.5	5 357	5 693	6.3
Revenue from government enterprises	271	313	15.5	648	618	-4.6

Total own-source revenue	3 608	3 668	1.7	6 005	6 311	5.1
Federal transfers
Equalization	400	446	11.5	800	892	11.5
Health transfers	258	301	16.7	516	601	16.5
Transfers for post-secondary education and other social programs	82	87	6.1	164	174	6.1
Other programs	45	64	42.2	84	116	38.1

Total federal transfers	785	898	14.4	1 564	1 783	14.0

Budgetary revenue	4 393	4 566	3.9	7 569	8 094	6.9

CONSOLIDATED REVENUE FUND EXPENDITURE

(millions of dollars)	(Unaudited data)

	May			Cumulative
Expenditures by mission	2005	2006	Changes %	2005-2006	2006-2007	Changes %
Health and Social Services	1 650	1 847	11.9	3 335	3 610	8.2
Education and Culture	1 447	1 491	3.0	2 652	2 703	1.9
Economy and Environment	490	479	-2.2	1 067	1 081	1.3
Support for Individuals and Families	463	460	-0.6	885	864	-2.4
Administration and Justice	511	535	4.7	884	912	3.2

Total program spending	4 561	4 812	5.5	8 823	9 170	3.9
Debt service	526	577	9.7	1 109	1 110	0.1

Budgetary expenditure	5 087	5 389	5.9	9 932	10 280	3.5

For technical information concerning this monthly report, please contact Mario Albert at (418) 691-2225.
This publication is also available on the web at: www.finances.gouv.qc.ca